UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

BRP Inc.

(Exact name of registrant as specified in its charter)

Canada	001-38648
(State or other jurisdiction of incorporation)	(Commission File Number)

726 Saint-Joseph Street Valcourt, Quebec	J0E 2L0
(Address of principal executive offices)	(Zip Code)

Martin Langelier (450)-532-6154

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended     .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

BRP Inc. (herein referred to as the “Company”, “BRP”, “we”, “us”, or “our”) has filed a Conflict Minerals Report for the reporting period from January 1, 2023 to December 31, 2023 (the “2023 Conflict Minerals Report”), which is referenced in Item 1.02 below, as an exhibit to this Form SD and has made the 2023 Conflict Minerals Report publicly available on the EDGAR documents tab of the Investor Relations page of our website at https://news.brp.com/financial-information. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein.

Item 1.02 Exhibit

A copy of BRP’s 2023 Conflict Minerals Report is included as Exhibit 1.01 attached to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRP Inc. (Registrant)	May 31, 2024

/S/ Martin Langelier
Martin Langelier Chief Legal Officer and Corporate Services

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.